OneSpaWorld Holdings Limited

Office of Lennox Paton Corporate Services Limited

Bayside Executive Park, Building 3, West Bay Street, P.O. Box N-4875

City of Nassau, Island of New Providence, Commonwealth of The Bahamas

December 27, 2018

VIA EDGAR

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	OneSpaWorld Holdings Limited

Registration Statement on Form S-4

Filed November 13, 2018

File No. 333-228359

Dear Mr. McWilliams

This letter sets forth responses of OneSpaWorld Holdings Limited (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 10, 2018, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-228359) (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Summary

Company Overview, page 1

1.

Staff’s comment: You attribute numerous statements in this section to data and reports by third parties, including Coresight Research. To the extent you commissioned any research or reports for use in the Registration Statement, please file the consent as an exhibit. Refer to Securities Act Section 7 and Rule 436.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not commissioned any reports for use in the Registration Statement.

Selectively Expand Footprint at Destination Resorts, page 29

2.	Staff’s comment: Please substantiate that OneSpaWorld is known to its partners as a proven turnkey operator and briefly explain what it means to have “significant whitespace potential.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 28 to state that “OneSpaWorld believes it is a proven turnkey operator for its partners.” Further, the Company has revised the disclosure on page 28 to remove the concept of “significant whitespace potential.”

The Haymaker Board’s Reasons for the Business Combination, page 100

3.

Staff’s comment: In the listing of factors on page 101, please discuss whether the Haymaker Board considered the determination not to obtain a third-party valuation or fairness opinion as a negative factor. We note the first full question and answer on page 9.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 100 to disclose the potentially negative factor that the Haymaker Board did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination and, therefore, may not have properly valued the business to be acquired.

Comparable Companies Analysis, page 105

4.

Staff’s comment: Please briefly describe the criteria used by the Haymaker Board to select companies for the best-in-class service operators, health and wellness, and asset-light leisure categories. For each of the three categories, if any companies that met the criteria were excluded, discuss the reasons why.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 104 to 106 to include a description of the criteria used by the Haymaker Board to select companies for comparison in each of the three categories.

5.

Staff’s comment: Please disclose the implied price to earnings per share and levered free cash flow yield estimates for each of the comparable companies. Please also disclose any assumptions made by the Haymaker Board in conducting the analysis.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 105 and 106 to disclose the price to earnings per share and levered free cash flow yield of each of the comparable companies.

Material Tax Considerations, page 112

6.	Staff’s comment: To the extent you intend to file “short-form” opinions of tax counsel, please name counsel here and clarify that the discussion is respective counsel’s opinion.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 112 and 121 to clarify that the United States federal tax disclosure and Bahamian tax disclosure reflect the opinions of United States tax counsel and Bahamian counsel, respectively.

Pro Forma Adjustments to the Balance Sheet, page 155

7.

Staff’s comment: We note that $613 million of the purchase price is estimated to be allocated to concession agreements. Please describe the nature of these concession agreements and, if they relate to contracts with cruise lines, tell us what circumstances resulted in the fair value of these agreements significantly increasing from the December 9, 2015 valuation of these assets.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that OSW Predecessor has retail concession agreements with each of the cruise lines for which it operates health and wellness centers. Since 2015, OSW Predecessor has added three additional cruise line customers across a variety of segments and itinerary geographies, and expanded its onboard operations through new ship builds by existing customers. All of OSW Predecessor’s maritime business’ revenues are attributable to its retail concession agreements. Given (a) the overall increase in projections of the maritime business since the 2015 Transaction, (b) that the revenue generated through these maritime business concession agreements have historically exceeded its projections, and (c) the EBITDA margin utilized in the retail concession agreements analysis has more than doubled for OSW Predecessor’s maritime business since the 2015 Transaction, the Company believes that the increase in the fair value of OSW Predecessor’s retail concession agreements is supported by strong financial performance, as well as future plans to capture new ship growth from cruise customers and improve onboard performance. Based on past experience, the Company applied a 95% probability of renewal at the end of each four-year term for OSW Predecessor’s retail concession agreements.

Business of OneSpaWorld After the Business Combination Products, page 172

8.	Staff’s comment: Please briefly explain what retail attachment rate is and substantiate that your rate is “leading.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 172 to describe “retail attachment rate” and to substantiate the claim that the Company’s retail attachment rate is “leading.”

MD&A

Six-month Period Ended June 30, 2018, page 185

9.

Staff’s comment: You disclose that revenues per shipboard staff per day increased by 8.8%, or $42 million during the six months ended June 30, 2018 versus the six months ended June 30, 2017. However, the table preceding this disclosure indicates total revenue increased by approximately $15.8 million. Please advise.

Response: The Company respectfully advises the Staff that financial information for the six month period ended June 30, 2018 has been removed and has been replaced with financial information for the nine month period ended September 30, 2018. The section entitled “OSW Predecessor Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been revised accordingly.

10.

Staff’s comment: A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you state the decrease in cost of services was primarily attributable to improved supplier pricing and a favorable change in business mix, but you do not quantify these factors nor analyze the underlying reasons for the changes. As such, please consider expanding this section by:

•	increasing the use of tables to present dollar and percentage changes in accounts (and common size percentages), rather than including such information in narrative text form;

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•	ensuring that all material factors are quantified and analyzed; and

•	quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate

Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the section entitled “OSW Predecessor Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide the additional detail requested by the Staff. These additional disclosures include both expanded and additional tables to present information previously described in just narrative form, as well as further context and clarity with respect to the narrative descriptions.

11.

Staff’s comment: The analysis portion of your disclosure on cost of services, cost of products, and administrative expenses (i.e., the disclosure after the narrative portion that quantifies the changes) is limited to a single sentence for each category. Please expand to provide a more robust and comprehensive discussion of your various cost categories (cost of services, cost of products, administrative, etc.) including separate quantification and discussion of changes in significant components of cost categories, as appropriate. For example, we note from your disclosure on page F-12 that cost of services includes multiple components such as allocable portion of wages paid to shipboard employees and of payments to cruise lines (which are derived as a percentage of service revenues or a minimum annual rent or a combination of both), an allocable portion of staff-related shipboard expenses, costs related to recruitment and training of shipboard employees, wages paid directly to destination resort employees, payments to destination resort venue owners, and health and wellness facility depreciation. As noted above, please consider providing tabular disclosures, as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the section entitled “OSW Predecessor Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include additional information responsive to the Staff’s comment with respect to the Company’s cost categories.

Year Ended December 31, 2017, page 187

12.

Staff’s comment: You disclose that cost of products as a percentage of products revenue decreased to 87.8% in 2017 from 93.5% in 2016 primarily attributable to improved supplier pricing on retail products. Please explain the underlying reason for the improved supplier pricing. In this regard, we note your disclosure on page 183 that the prices of beauty products purchased by OSW Predecessor from the Supplier Entity prior to 2017 were at amounts not comparable to those set forth under the agreement and applicable to future periods. Please also quantify this factor.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the section entitled “OSW Predecessor Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include additional information with respect to the improved pricing terms, and the impact of those improved terms on the Company’s cost of services and cost of products.

Financial Statements, page F-1

13.	Staff’s comment: Please update the historical and pro forma financial information in your filing to comply with Rules 3-12 and 11-02(c) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has updated the historical and pro forma financial information in the Registration Statement to include financial information as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017.

Combined Statements of Equity, page F-6

14.	Staff’s comment: The amounts reported here for “Net distributions to Parent and affiliates” do not agree with the amounts reported on your statements of cash flows. Please advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the line item for Net distributions to Parent and its affiliates in the combined statements of cash flows excludes non-cash transactions included in Net distributions to Parent and its affiliates in the combined statements of equity. In response to the Staff’s comment, the Company has revised page F-8 by adding supplemental disclosure of non-cash transactions related to Write-off of income tax payable for separate return method and Accounts payable—related parties forgiven by Parent.

The following reconciliation supports the difference between Net distributions to Parent and its affiliates and the financing cash outflows on the combined statements of cash flows (in thousands):

	Successor			Predecessor
	Year Ended December 31,		Period from December 9, 2015 through December 31,	Period from January 1, 2015 through December 8,
	2017	2016	2015	2015
Net distribution to Parent and its affiliates	$(60,893)	$(70,348)	$(5,542)	$(64,943)
Non-cash activities:
Allocation of Parent corporate overhead	11,666	11,250	933	9,337
Write-off of income tax payable for separate return method	1,033	1,943	741	1,825
Accounts payable—related parties forgiven by Parent	—	32,987	855	29,158
Other	(378)	335	180	436

Cash outflow from financing activities	$(48,572)	$(23,833)	$(2,833)	$(24,187)

Combined Statements of Cash Flows, page F-7

15.

Staff’s comment: We note your disclosure on pages F-11 and F-28 that you receive services and support from various functions performed by the Parent, that these expenses relate to allocations of Parent corporate overhead, and that such amounts are classified as salary and payroll taxes and administrative expenses in the combined income statements. Please tell us the nature of the non-cash adjustment for “allocation of Parent corporate overhead,” how such amounts are ultimately settled, and where the settlements are presented in the statements of cash flows.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, for the periods presented, Parent corporate overhead costs were incurred and settled directly by the Parent and/or affiliates of OSW Predecessor. Therefore, allocation of Parent corporate overhead does not represent a cash flow of OSW Predecessor and, accordingly, was excluded from cash flows presented in the combined statements of cash flows and disclosed as a non-cash supplemental disclosure of cash flow information on page F-8.

16.

Staff’s comment: We note that changes in accounts payable provided increases in cash flows from operating activities of $2.4 million, $32.3 million, and $29.7 million in the fiscal years ending December 31, 2017, 2016, and 2015, respectively. These amounts cumulatively total to an approximately $64.4 million increase in accounts payable over the three-year period as compared to accounts payable totaling $5.9 million as of December 31, 2017. Please advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised pages F-7 and F-22 to correct amounts presented as changes in accounts payable and accounts payable—related parties in the combined statements of cash flows for the year ended December 31, 2016 and periods from December 9, 2015 through December 31, 2015 and January 1, 2015 through December 8, 2015 (Predecessor). Accounts payable was $4.6 million as of December 31, 2014. The correction relates to certain accounts payable to supplier entities related to the purchases of products that were forgiven by the Parent and improperly reflected as a change in accounts payable instead of a change in accounts payable—related parties in the combined statements of cash flows. As disclosed on page F-22, the Company has evaluated quantitative and qualitative factors and concluded that the correction is immaterial to the previously issued combined financial statements.

Note 1: Organization, page F-9

17.

Staff’s comment: We note your disclosure here that contracts with cruise lines are generally renewed every five years. We also note your disclosure on page 45 that cruise line agreements have specific terms, ranging from 2.6 to 10.7 years with an average remaining term per ship of approximately 3.5 years as of June 30, 2018. Please describe for us the nature of your contract intangible and tell us your basis for the 39 year weighted average useful life assigned to contract intangibles upon your acquisition on December 9, 2015.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that 39 years is OSW Predecessor’s best estimate of the useful life of its contract intangible assets, which represents OSW Predecessor’s contractual arrangements with its cruise line partners.

The useful life estimate was determined by assessing the factors outlined in ASC 350-30-35-3, including the Company’s historical and expected renewal rate with respect to its agreements. While the terms of the cruise line agreements range from 2.6 years to 10.7 years, past renewal rates have demonstrated an extended useful life term. OSW Predecessor’s agreements have a history of being renewed and many are renewed or extended without a formal request for proposal process. Further, OSW Predecessor has auto-renewal provisions in the agreements with some of its cruise line partners. Over the past 15 years, OSW Predecessor has renewed approximately 95% of its agreements, including 100% of its agreements with ships larger than 3,500 berths. Within the past 18 months, OSW Predecessor has executed six-year and eight-year extensions for several of its major cruise line partners. Therefore, OSW Predecessor anticipated a continued probability of renewal of 95% for its agreements. By applying the anticipated 95% probability of renewal to the end of each four-year term (the length initially used to value the useful life of agreements in 2015), according to OSW Predecessor’s analyses, its agreements would hold value and generate probable future economic benefits for 39 years even after discounting the associated cash flows.

Note 9: Transactions with Related Parties, page F-27

18.

Staff’s comment: We note your disclosure that as of December 31, 2016 and 2015, a large portion of the then outstanding accounts payable [to supplier entities related to purchases from wholly-owned subsidiaries of the Parent] were considered contributions of capital from the Parent, which are included in the combined financial statements of the Company. Please explain to us in more detail your accounting for these transactions, including cash flow statement presentation, and for similar transactions during 2017.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company did not settle $33.0 million, $0.9 million and $29.2 million of accounts payable—related parties for the year ended December 31, 2016, the period from December 9, 2015 through December 31, 2015 and the period from January 1, 2015 through December 8, 2015, respectively, which were forgiven by the Parent. The reduction in accounts payable—related parties was accounted for as a non-cash contribution of capital from the Parent. During 2017, there were no such similar transactions. In response to the Staff’s comment, the Company has revised pages F-27 and F-28 accordingly. The Company also refers the Staff to the Company’s response to comment 14 above for an explanation regarding Net distributions to Parent and its affiliates.

19.	Staff’s comment: Please revise the line item labeled “accounts payable” in the second table to “accounts payable – related parties” for consistency with the balance sheet presentation.

Response: The Company acknowledges the Staff’s comment and has made the requested revision on page F-28.

Segment and Geographic Information, page F-28

20.

Staff’s comment: Please tell us the factors used to identify your reportable segments. Additionally, tell us how you evaluated the criteria in ASC 280-10-50-11 in determining that you have one reportable segment, including how the Maritime and Destination Resort segments have similar economic characteristics.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in determining that the maritime and destination resort operating segments are one reportable segment, the Company took into consideration that ASC 280-10-50-11 presents certain qualitative criteria that must be satisfied in order to aggregate operating segments into one reporting segment. ASC 280-10-50-11 states that aggregation must be consistent with the objective and basic principles of ASC 280, that the operating segments must have similar economic characteristics and that the operating segments are similar in all of the following criteria: (a) the nature of the products and services, (b) the nature of the production process, (c) the type or class of customer for their products and services, (d) the methods used to distribute their products or provide their services and (e) if applicable, the nature of the regulatory environment. Each of these elements is evaluated below:

(a)

Each operating segment provides health and wellness services and products at health and wellness centers. For example, the Company offers its guests a comprehensive suite of health and wellness services and products. The Company is continuously innovating and evolving its offerings based on the latest trends and tailors its service and product offerings to regional preferences. In addition to wellness and health services, the Company offers the latest in fitness, a full range of massage treatments, nutrition/weight management consultations, teeth whitening, acupuncture and wellness services. The Company has also introduced innovative, higher-ticket medi-spa services including BOTOX® Cosmetics, Dysport, Restylane, CoolSculpting, Thermage® and dermal fillers, among others. Finally, the products and services offered by the Company at its health and wellness centers do not materially differ between the maritime and destination resort operating segments.

(b)	As a final consumer retailer, the Company is not involved in the production of its merchandise.

(c)

Each operating segment’s health and wellness centers cater to guests seeking a continuation of their wellness activities while vacationing whether on land or sea. Each operating segment’s health and wellness centers work in conjunction with the cruise operator or destination resort to drive guests to the health and wellness center to provide guests with amenities to enrich their vacation and drive revenue for the Company and its partners.

(d)

Similar methods are used to distribute products and provide services at health and wellness centers for both operating segments. The operating segments share services offered and protocols and receive the same protocol training. For example, a facial service offered at sea will be the same facial service that is offered at one of OSW Predecessor’s destination resorts.

(e)

Each operating segment operates in multiple jurisdictions and are subject to different rules and regulations according to those jurisdictions. However, within each jurisdiction, each of the operating segments provide similar health and wellness services and products to guests, use similar methods of distribution to distribute services and products and are subject to the same service and product regulations promulgated by the relevant regulatory authority in such jurisdictions.

In addition to the similar qualitative characteristics of OSW Predecessor’s operating segments, OSW Predecessor’s operating segments have similar economic characteristics such that they would be expected to have similar long-term financial performance. OSW Predecessor’s operating segments have historically and are expected in the future to have similar gross margin over the long term. For the year ended December 31, 2017 (actual) and the years ending December 31, 2018 (projected) and 2019 (projected), gross profit margins for OSW Predecessor’s operating segments range from 13.8% to 17.1%, 13.9% to 15.9% and 13.0% to 13.8%, respectively. In addition, destination resorts represent less than 10% of revenue and gross profit for the periods presented and are projected to be less than 10% in the foreseeable future.

As illustrated in the previous paragraphs, OSW Predecessor’s operating segments have similar economic characteristics and, therefore, OSW Predecessor concluded that each operating segment should be aggregated into one reportable segment.

Note 6: Long-term Debt, page F-45

21.

Staff’s comment: We note that in 2018 you recognized approximately $356 million of debt after entering into an assignment and assumption agreement with your Parent. We also note from page F-27 that your assets were previously pledged in December 2015 as collateral under a pledge and security agreement for this debt and that, as of September 30, 2015, Spa Operations were the predominate source of revenues and operating income for your Parent per their Form 10-Q. Given the carve-out basis of your financial statements, please tell us what consideration you gave to attributing this debt to the carve-out financial statements in earlier-presented periods. Reference is made to ASC 405-40, 450, and 460 and SAB Topic 1B.1 question 4.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, prior to the entry into an assignment and assumption agreement in 2018, OSW Predecessor was not the primary obligor of the debt nor a co-borrower subject to a joint and several obligation within the scope of ASC 405-40. Accordingly, OSW Predecessor had not reflected outstanding debt in its financial statements. OSW Predecessor also concluded that it had not guaranteed the debt nor would the recognition provisions apply to a subsidiary’s guarantee of debt owed to a third party by a parent under ASC 460-10-25-1h. In addition, as there were no historical interest charges or intercompany arrangements with the Parent, the Company concluded that it was not required by SAB Topic 1B.1 to reflect interest costs in its historical financial statements. Upon execution of the assignment and assumption agreement on January 11, 2018, $356 million of debt was reflected in the financial statements of OSW Predecessor, including the applicable interest costs for the subsequent period.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Leonard Fluxman

Leonard Fluxman

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Sidney Burke

Stephen Alicanti

DLA Piper LLP (US)